

June 28, 2013

Via E-mail
Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re: Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2012**
> **File No. 001-32696**

Dear Mr. Montero:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings, except for the matter addressed in comment 5 for which you should amend your filing, and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Operating and Financial Review and Prospects

A. Operating Results

Year 2012 Compared to Year 2011, page 51

1. Please expand your disclosure to discuss the material factors that caused the consolidated operating margin in 2012 to decrease by 3.1 percentage points to 17.9% from that in 2011. Provide us with a copy of your intended disclosure.

B. Liquidity and Capital Resources, page 55

2. You disclose elsewhere that you may be precluded from repatriating cash from Venezuela and Argentina for periods of time, with up to nine months delay for Venezuela. Given the material amount of cash balance that you have in Venezuela of $217.6 million at April 24,

2013 (that based on your disclosure appears to include cash equivalents and short term investments that should be clarified) and the material amount of revenue generated in Argentina, as disclosed on page 55 for both, please expand your disclosure to discuss the consequences on your liquidity and cash flows of the extended periods it takes for you to repatriate cash from these countries and what measures you take to ensure sufficient liquidity pending repatriation.

Operating Activities, page 55

3. Please clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities and quantify each factor so that investors may understand the magnitude of each. For example, please explain to and quantify for us and in your disclosure how "a slower increase in air traffic liability" contributed to the decrease in operating cash in fiscal 2012.

Financing Activities, page 56

4. In the third paragraph you state "The financing of the first four 737NG's was fully repaid in 2012 and then all four aircraft were re-financed in 2012." Please explain to us and in your disclosure why the aircraft were re-financed if already fully paid and the impact on your liquidity and cash flows by doing so.

Consolidated Financial Statements

Report of the Independent Registered Public Accounting Firm

5. We note that the accountant's report included in your filing is missing the name of the independent registered public accounting firm. Please amend your filing to provide an accountant's report that is revised accordingly.

Notes to the consolidated financial statements

Note 6: Investments, page 32

6. You disclose that as of December 31, 2012 you had $90,171 million not available for use due to exchange controls in Venezuela. Please disclose how you may obtain use of this amount and when, and correlate your disclosure with the discussion in "liquidity and capital resources" in regard to the impact of this amount on your liquidity and cash flows concerning the repatriation of cash from Venezuela noted in the comment above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief